CONDENSED FINANCIAL STATEMENTS

YEARS ENDED
DECEMBER 31, 2008, 2007 AND 2006

(Expressed in Canadian Dollars, unless otherwise stated)

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone Fax Internet	(604) 691-3000 (604) 691-3031 www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Continental Minerals Corporation

Under date of June 26, 2009, we reported on the consolidated balance sheets of Continental Minerals Corporation (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of operations, comprehensive loss, deficit and cash flows for each of the years in the three-year period ended December 31, 2008, which are included in the 2008 Annual Report on Form 20-F. In connection with our audits of the aforementioned consolidated financial statements we also audited the related condensed financial statement schedules included in the 2008 Annual Report on Form 20-F. These financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statement schedules based on our audits.

In our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

Chartered Accountants

Vancouver, Canada
June 26, 2009

KPMG LLP, a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with
KPMG International, a Swiss cooperative. KPMG Canada provides services to KPMG LLP.

CONTINENTAL MINERALS CORPORATION
Condensed Balance Sheets
(Expressed in Canadian Dollars)

	December 31	December 31
	2008	2007

Assets

Current assets
Cash and cash equivalents	$12,021,711	$32,422,519
Amounts receivable	473,995	195,223
Amounts due from subsidiaries (note 6)	15,117,193	7,180,304
Amounts due from related parties (note 4)	556,547	–
Prepaid expenses and deposits	170,196	107,677
	28,339,642	39,905,723

Property and equipment	4,993	5,608
Investments	1	1
Investments in subsidiaries	71,193,134	88,536,917
	$99,537,770	$128,448,249

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$4,431,498	$560,211
Amounts due to related parties	54,210	349,723
Amounts due to subsidiaries (note 6)	3,544,120	3,549,445
Current portion of long-term payable	609,000	991,300
	8,638,828	5,450,679

Long-term payable	609,000	991,300

Shareholders' equity
Share capital	175,044,539	175,044,539
Contributed surplus	9,517,334	10,680,085
Deficit	(94,271,931)	(63,718,354)
	90,289,942	122,006,270

	$99,537,770	$128,448,249

See accompanying notes to the condensed financial statements

Approved by the Board of Directors

/s/ David Copeland	/s/ Ronald Thiessen

David J. Copeland	Ronald W. Thiessen
Director	Director

CONTINENTAL MINERALS CORPORATION
Condensed Statements of Operations
(Expressed in Canadian Dollars except for number of shares)

	Years ended December 31
	2008	2007	2006
Expenses
Amortization	$3,538	$2,808	$2,808
Conference and travel	464,316	1,166,199	843,510
Consulting	121,232	–	–
Exploration (schedule)	2,961,897	4,108,693	7,993,997
Exploration - stock-based compensation	527,431	205,162	660,279
Foreign Exchange	8,200,290	(1,878,323)	(125,698)
Insurance	145,892	164,075	131,880
Interest expense	–	309,045	869,412
Interest income	(656,241)	(857,677)	(51,909)
Legal, accounting and audit	767,474	547,134	839,741
Loss on extinguishment of promissory note	–	475,000	–
Office and administration	1,900,917	1,604,134	1,594,693
Operations and administration - stock-based
compensation	1,404,818	2,336,326	1,950,259
Project investigation	25,165	–	–
Shareholder communications	266,248	305,157	353,977
Trust and filing	83,849	102,019	124,617
Loss before the following:	16,216,826	8,589,752	15,187,566
Equity loss on investments	14,336,751	12,845,703	11,528,507
Loss for the year	$30,553,577	$21,435,455	$26,716,073

Basic and diluted loss per share	$(0.24)	$(0.18)	$(0.51)

Weighted average number of
common shares outstanding	129,053,041	116,675,784	52,849,728

Consolidated Statement of Comprehensive Loss
(Expressed in Canadian Dollars)

	Year ended December 31
	2008	2007
Loss for the year	$30,553,577	$21,435,455
Other comprehensive loss	–	–
Total comprehensive loss	$30,553,577	$21,435,455

See accompanying notes to the condensed financial statements

Condensed Statements of Deficit
(Expressed in Canadian Dollars)

	Years ended December 31
	2008	2007	2006
Deficit, beginning of year	$(63,718,354)	$(41,717,265)	$(15,001,192)
Adjustment for adoption of new accounting standards	–	(565,634)	–
	(63,718,354)	(42,282,899)	(15,001,192)
Loss for the year	(30,553,577)	(21,435,455)	(26,716,073)
Deficit, end of year	$(94,271,931)	$(63,718,354)	$(41,717,265)

See accompanying notes to the condensed financial statements

CONTINENTAL MINERALS CORPORATION
Condensed Statements of Cash Flows
(Expressed in Canadian Dollars)

	Years ended December 31
Cash provided by (used for)	2008	2007	2006

Operating activities
Loss for the year	$(30,553,577)	$(21,435,455)	$(26,716,073)

Accretion, net of interest	–	–	230,298
Amortization	3,538	2,808	2,808
Debt interest paid by issuance of common shares	–	156,274	151,233
Foreign exchange loss (gain)	347,900	(2,905,000)	178,000
Loss on extinguishment of convertible promissory note	–	475,000	–
Equity loss on investments in subsidiaries	14,336,751	12,845,703	11,528,507
Stock-based compensation	1,932,249	2,541,488	2,610,538
Changes in non-cash operating working capital
Amounts receivable	(278,772)	(26,654)	(6,591)
Prepaid expenses	(62,519)	22,684	(87,021)
Accounts payable and accrued liabilities	3,871,288	(732,722)	842,050
Due (to) from related parties	(852,060)	992,778	(442,638)
Cash used for operating activities	(11,255,202)	(8,063,096)	(11,708,889)

Investing activities
Acquisition of property and equipment	(2,923)	–	–
Acquisition of Great China Mining Inc. (net of cash paid)	–	–	1,303,179
Acquisition of Surrounding properties	–	–	(3,761,225)
Advances to subsidiaries	(8,030,182)	(13,707,879)	(8,492,483)
Cash provided used for investing activities	(8,033,105)	(13,707,879)	(10,950,529)

Financing activities
Issuance of common shares, net of issue costs	–	67,181,543	6,280,926
Issuance (repayment) of convertible promissory note	–	(12,075,000)	11,500,000
Loan (repayment) from related party	–	(1,500,000)	1,500,000
Principal repayment of long-term payable	(1,112,500)	(12,075,000)	11,500,000
Cash provided by financing activities	(1,112,500)	53,606,543	19,280,926

Increase (decrease) in cash and cash equivalents	(20,400,807)	31,835,568	(3,378,492)
Cash and cash equivalents, beginning of year	32,422,519	586,951	3,965,443.00

Cash and cash equivalents, end of year	$12,021,712	$32,422,519	$586,951

Components of cash and cash equivalents are as follows:
Cash	$137,725	$18,673,754	$474,835
Bankers acceptances and term deposits	11,883,987	13,748,765	112,116
	$12,021,712	$32,422,519	$586,951

Supplementary information
Taxes paid	$–	$–	$–
Interest paid	$–	$152,651	$367,695

Non-cash financing and investing activities

Fair value of stock options transferred from contributed surplus to share
capital on options exercised	$–	$285,094	$874,476
Shares issued for interest payment on convertible promissory note	$–	$156,274	$–
Shares, options and warrants issued and to be issued pursuant to the acquisition
of Great China Mining Inc. and acquisition of related properties	$–	$–	$82,376,136
Long-term payable related to acquisition of surrounding properties	$–	$–	$2,314,600
Future Income Tax related to acquisition of surrounding properties	$–	$–	$26,770,000

See accompanying notes to the condensed financial statements

CONTINENTAL MINERALS CORPORATION
Condensed Schedules of Exploration Expenses
(Expressed in Canadian Dollars)

	Years ended December 31
Xietongmen Property, China	2008	2007	2006

Exploration Costs
Assays and analysis	$22,982	$269,291	$1,063,313
Drilling	–	237	72,254
Engineering	1,207,711	1,468,177	3,450,430
Environmental	305,087	322,822	546,871
Equipment rentals and leases	2,608	9,588	55,580
Freight	–	10,022	16,156
Geological	279,570	914,527	1,611,521
Graphics	26,148	37,175	88,022
Site activities	12,274	98,712	240,039
Socioeconomic	725,297	798,384	468,160
Transportation	380,220	179,758	381,651
Incurred during the year	2,961,897	4,108,693	7,993,997
Non-cash stock based compensation	527,431	205,162	660,279
	3,489,328	4,313,855	8,654,276
Accumulated exploration expenses, beginning of year	20,026,930	15,713,075	7,058,799
Accumulated exploration expenses, end of year	$23,516,258	$20,026,930	$15,713,075

See accompanying notes to the condensed financial statements

CONTINENTAL MINERALS CORPORATION
Notes to Condensed Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

1.	BASIS OF PRESENTATION AND CONTINUING OPERATIONS

Continental Minerals Corporation ("Continental" or the "the Parent Company") is incorporated under the laws of the Province of British Columbia, Canada, and its principal business activity is the acquisition, exploration and development of mineral properties. As the Company’s subsidiaries ultimately operate in the People’s Republic of China and due to restrictions on obtaining funds from the Chinese subsidiary, the Company is required to prepare parent company only financial statements under Rule 5.04 of Regulation S-X. Under a parent company only presentation, the Parent Company’s investments in its consolidated subsidiaries are presented under the equity method of accounting.

The accompanying condensed financial statements of the Parent Company should be read in conjunction with the consolidated financial statements of Continental Minerals Corporation and its subsidiaries for the year ended December 31, 2008, 2007 and 2006.

The Parent Company is in the process of exploring its mineral property interests which is held by its subsidiary companies and has not yet determined whether its mineral property interests contain economically recoverable mineral reserves. The underlying value and the recoverability of the amounts shown for investments to subsidiaries, and property and equipment are entirely dependent upon the existence of economically recoverable mineral reserves in the property interests held by its subsidiaries, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, and future profitable production or proceeds from the disposition of the mineral property interests.

2.	SIGNIFICANT ACCOUNTING POLICIES

These condensed financial statements follow the same accounting policies and methods of application as the Company's most recent annual consolidated financial statements and should be read in conjunction with the Company's annual consolidated financial statements for the years ended December 31, 2008, 2007 and 2006.

3.	CONVERTIBLE PROMISSORY NOTE

The Parent Company had a promissory note outstanding as at December 31, 2006 as described in note 7 of the consolidated financial statements for the years ended December 31, 2007, 2006 and 2005.

CONTINENTAL MINERALS CORPORATION
Notes to Condensed Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

4.	RELATED PARTY BALANCES AND TRANSACTIONS

	December 31	December 31
Amounts due from (to) related parties	2008	2007
Hunter Dickinson Inc. (b)	$556,426	$–
Beijing HongLu Investment	121	–
	$556,547	$–

Amounts due (to) related parties
Hunter Dickinson Inc. (b)	$–	$(145,183)
Jack Yang/Sundecin Enterprises Inc. (f)	(30,089)	(27,371)
Dickson Hall & Associates Ltd. (g)	(6,491)	(44,444)
Dave Copeland/CEC Engineering (e)	(15,366)	(30,000)
Gerald Panneton	(2,264)	(66,267)
	$(54,210)	$(349,723)

	Years ended December 31
Transactions:	2008	2007	2006
Hunter Dickinson Services Inc. – reimbursement
for third party expenses and services rendered
(a)	$3,557,305	$2,753,314	$3,517,910
Hunter Dickinson Services Inc. – interest (c) & (d)	–	55,126	10,521
C.E.C. Engineering (e)	406,510	169,762	4,928
Sundecin Enterprise Inc. (f)	118,014	147,753	–
Dickson Hall & Associates Ltd. (g)	270,560	271,336	209,057
Qi Deng (h)	237,448	279,956	184,953
Jinchuan Group Limited (i) – exercise of warrants	–	18,000,000	–
Taseko Mines Limited – interest (j)	–	254,155	151,233

(a)

Hunter Dickinson Services Inc. ("HDSI") (formerly Hunter Dickinson Inc.) is a private company owned equally by several public companies, one of which is the Parent Company. HDSI has certain directors in common with the Parent Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Parent Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated June 1, 2008.

(b)

Related party balances receivable or payable, in the normal course, are non-interest bearing and due on demand, and represent advances against current and future services rendered to, or costs incurred on behalf of, the Parent Company by HDSI.

CONTINENTAL MINERALS CORPORATION
Notes to Condensed Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

(c)

On November 29, 2006, the Parent Company signed a loan agreement with HDSI pursuant to which the Parent Company borrowed $1,500,000 from HDSI, maturing on February 27, 2007, on an unsecured basis. The loan bears interest at 8% per annum.

On March 2, 2007, the Parent Company repaid the loan on March 2, 2007 and paid $30,575 (2006 – $10,521) in interest.

(d)

On January 18, 2007, the Parent Company signed another loan agreement with HDSI pursuant to which the Parent Company borrowed US$2,500,000 from HDSI, maturing on April 18, 2007, on an unsecured basis. The loan bore interest at 8% per annum.

The Parent Company repaid the loan on March 2, 2007 and paid $24,551 in interest.

(e)

During the year ended December 31, 2008, the Parent Company paid $406,510 (2007 – $169,762; 2006 – $4,928) to C.E.C. Engineering Ltd ("CEC Engineering"), a company controlled by a director of the Parent Company, for engineering consulting services.

(f)

During the year ended December 31, 2008, the Parent Company paid $118,014 (2007 – $147,753; 2006 – $nil) to Sundecin Enterprises Inc., a company controlled by a director of the Parent Company, for consulting services.

(g)

During the year ended December 31, 2008, the Parent Company paid $270,560 (2007 – $271,336; 2006 – $209,057) to Dickson Hall & Associates, a company controlled by an officer of the Parent Company, for consulting services.

(h)

During the year ended December 31, 2008, the Company paid $237,448 (2007 – $279,956; 2006 – $184,953) to Qi Deng, a director of Tian Yuan, the Parent Company's main Tibetan subsidiary, for consulting and project management services.

(i)

During the year ended December 31, 2007, Mr. Fuyu Wang was appointed as a director of the Parent Company. Fuyu Wang is also a director of Jinchuan Group Limited ("Jinchuan"). Subsequent to his appointment as a director of the Parent Company, Jinchuan exercised 8 million warrants, for net proceeds to the Parent Company of $18,000,000.

(j)

In February 2007, the Parent Company redeemed the $11,500,000 convertible promissory note held by Taseko at 105% of the principal amount. Taseko and the Parent Company are related by virtue of having certain directors in common. During the year ended December 31, 2007, the Parent Company paid interest related to this convertible promissory note to Taseko of $254,155, of which $156,274 was paid to Taseko by the issuance of 89,229 common shares of the Parent Company.

5.	LONG-TERM PAYABLE

The long-term payable is described in note 5 to the consolidated financial statement for the years ended December 31, 2008, 2007 and 2006.

CONTINENTAL MINERALS CORPORATION
Notes to Condensed Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

6.	AMOUNTS DUE FROM (TO) SUBSIDIARIES

During the year ended December 31, 2008, The Parent Company paid, on behalf of certain subsidiaries, approximately $3.0 million (2007:$4.2 million; 2006: $8.0 million) for goods and services incurred on behalf of the subsidiaries and on a cost recovery only basis. For all periods presented, the Parent Company provides management services to its subsidiaries for no consideration.

The amounts due from or to the subsidiaries are non-interest bearing and without a specific repayment term.

	December 31	December 31
Amounts due from (to) subsidiaries	2008	2007
N7C Resources Inc.	$15,117,193	$7,180,304
Great China Mining Inc.	(3,544,120)	(3,549,445)

Amount due from subsidiaries	$11,573,073	$3,630,859

7.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The condensed financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which differ in certain material respects from those principles that the Parent Company would have followed had its condensed financial statements been prepared in accordance with United States generally accepted accounting principles ("US GAAP").

Had the Parent Company followed US GAAP, certain items on the condensed statements of operations and deficit, and balance sheets would have been reported as follows:

	Year ended	Year ended	Year ended
	December 31	December 31	December 31
	2008	2007	2006
Condensed Statements of Operations
Loss for the year under Canadian GAAP	$30,553,578	$21,435,455	$26,716,073
Adjustments under US GAAP
Convertible promissory note – accretion expense (c)	–	–	(230,298)
Loss on extinguishment of promissory note (c)	–	100,000	–
Stock based compensation expense (d)	(270,897)	(249,320)	–
Loss for the year under US GAAP	$30,282,681	$21,286,135	$26,485,775

Basic and diluted loss per share for the year under US
GAAP	$(0.23)	$(0.18)	$(0.50)

CONTINENTAL MINERALS CORPORATION
Notes to Condensed Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

	As at December 31	As at December 31
	2008	2006
Condensed Balance Sheets
Total assets under Canadian GAAP	$99,537,770	$124,898,804
Adjustment under US GAAP
Value of investment in Gibraltar shares (a)	13,513,886	13,513,886
Total assets under US GAAP	$113,051,656	$138,412,690

Total liabilities under Canadian GAAP	$9,247,829	$2,892,534
Adjustments under US GAAP
Value of redeemable preferred shares (a)	13,513,886	13,513,886
Convertible promissory note – conversion right (c)	–	–
Convertible promissory note – accretion expense (c)	–	–
Total liabilities under US GAAP	$22,761,715	$16,406,420

Total shareholders' equity under Canadian GAAP	$90,289,941	$122,006,270
Adjustments under US GAAP
Share capital (a) and (b)	20,379,837	20,379,837
Convertible promissory note – conversion right (c)	–	–
Contributed surplus - Conversion right, upon	(695,932)	(695,932)
extinguishment of the convertible promissory note (c)
Contributed surplus (b)	342,309	342,309
Contributed surplus – stock-based compensation (d)	(270,897)	(249,320)
Accumulated deficit (a), (b), (c) and (d)	(19,413,008)	(19,776,894)
Total shareholders' equity under US GAAP	$90,289,941	$122,006,270

There are no material differences between Canadian GAAP and US GAAP in the condensed statement of cash flows for the years ended December 31, 2008, 2007 and 2006. For all periods presented, comprehensive loss equals reported loss for US GAAP purposes.

A description of US GAAP and the rules prescribed by the United States Securities and Exchange Commission ("SEC") that result in material differences from Canadian GAAP follows:

(a)

US GAAP requires mineral property exploration and land use costs to be expensed as incurred until commercially recoverable deposits are determined to exist within a particular property, as cash flows cannot be reasonably estimated prior to such determination. Accordingly, for all periods presented, the Parent Company has expensed all mineral property exploration and land use costs for both Canadian GAAP and US GAAP purposes. However, included in the cost of the Harmony Gold Property that was acquired in fiscal 2001, were mineral property exploration costs that had been capitalized for Canadian GAAP purposes. As a result of capitalizing mineral property exploration costs for Canadian GAAP purposes, $13,250,898 of mineral property exploration costs included in

CONTINENTAL MINERALS CORPORATION
Notes to Condensed Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

the book value of the Harmony Gold Property at the date of its purchase in fiscal 2001 would have been previously expensed for US GAAP purposes. Accordingly, for US GAAP purposes, these costs would have been excluded from the value allocated to the Gibraltar Preferred shares and redeemable preferred shares of the Parent Company on the sale of the Harmony Gold Property.

In addition, US GAAP does not permit the offset of a financial asset and financial liability when more than two parties have an interest in the financial asset and liability, which is permitted under Canadian GAAP. As such, the Gibraltar preferred shares and the redeemable preferred shares of the Parent Company would be presented on the balance sheet at their gross value as a financial asset and a financial liability respectively under US GAAP.

(b)

US GAAP does not permit accumulated deficit to be offset against share capital and contributed surplus after a special resolution of shareholders approving such an offset, which is permitted under Canadian GAAP. Accordingly, for US GAAP purposes, share capital would be increased by $7,128,939, contributed surplus would be increased by $342,309 and the accumulated deficit would be increased by $7,471,248 for December 31, 2008 and 2007.

(c)

On August 29, 2006, the Parent Company issued an $11.5 million convertible promissory note of the Parent Company ("the Note") (note 3). Under Canadian GAAP, the convertible promissory note is classified between its equity and debt components. Under US GAAP, the entire Note would be classified as debt.

Under Canadian GAAP, the accretion of the residual carrying value of the convertible instrument to the face value of the convertible instrument over the life of the instrument is charged to operations. Under US GAAP, the Note is stated at cost on its recognition and is not accreted.

During the 2006 fiscal year, the $695,932 attributed to the equity component of the instrument under Canadian GAAP was classified as debt for US GAAP purposes. In addition, $230,298, (2005 – nil) of accretion expense recorded under Canadian GAAP was reversed for US GAAP purposes resulting in an $11,500,000 carrying value as at December 31, 2006.

At January 1, 2007, upon adoption of CICA Section 3855 – Financial Instruments, the Parent Company designated the liability component of the convertible promissory note as held for trading, and its carrying value was adjusted to its fair value of $11,600,000 with a charge to opening deficit of $565,634 for Canadian GAAP purposes. There is no requirement under US GAAP to adjust the carrying value of the promissory note to its fair value. Hence, the promissory note was carried at its original carrying value of $11,500,000 for US GAAP purposes.

CONTINENTAL MINERALS CORPORATION
Notes to Condensed Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

On redemption, the loss under Canadian GAAP was $475,000 and under US GAAP, the loss was calculated as follows:

Loss on extinguishment
Liability component, February 20, 2007	$11,500,000
Conversion, February 20, 2007	(12,075,000)
Loss on extinguishment of promissory note	$(575,000)

The redemption of the convertible promissory note for $12.075 million on February 20, 2007 did not have any effect on contributed surplus since there was no equity component recorded under US GAAP.

(d)

In December 2004, Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (Revised 2006), "Share-Based Payment" ("SFAS 123R"), which is a revision of SFAS 123 "Accounting for Stock-Based Compensation". SFAS 123R supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. In calculating compensation to be recognized, SFAS 123R requires the Parent Company to estimate future forfeitures. Prior to adoption of SFAS 123R, the Parent Company's accounting for stock based compensation for US GAAP purposes was consistent with that used for Canadian GAAP. For Canadian GAAP purposes, the Parent Company uses the fair value method to account for all stock option grants but accounts for forfeitures as they occur, as permitted by Canadian GAAP.

Based on the Parent Company's estimated future forfeiture rates of stock options, the expense recognized for US GAAP purposes under SFAS 123R is $256,520 less (2007 - $249,320, 2006 - $nil) than the amount recorded for Canadian GAAP purposes.

(e)	Income taxes

Under Canadian GAAP, future tax assets and liabilities may be recorded at substantively enacted tax rates. Under US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates. There were no significant differences between enacted and substantively enacted tax rates for the periods presented.

FASB Interpretation (“FIN”) No. 48: Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No.109, was adopted by the Parent Company on June 1, 2007. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation requires that the Parent Company recognize the impact of a tax position in the financial statements if the position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on de- recognition, classification, interest and penalties, accounting in interim periods and disclosure. In accordance with the provisions of FIN 48, any cumulative effect resulting from the change in accounting principle is to be recorded as an adjustment to the opening balance of deficit. The adoption of FIN 48 did not result in a material impact on the Parent Company’s condensed financial position or results of operations.